Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-195927) and Form S-8 (No. 333-181345) of Coca-Cola Bottling Co. Consolidated of our report dated January 5, 2017, with respect to the combined statements of assets acquired and liabilities assumed as of December 31, 2015 and 2014, and the related combined statements of net revenues and direct operating expenses for the years then ended, and the related notes to the combined abbreviated financial statements of CCR 2016 Carve-out Transactions – Production and Distribution, a business of The Coca-Cola Company, included in this Current Report on Form 8-K/A of Coca-Cola Bottling Co. Consolidated.

/s/ Ernst & Young LLP

Atlanta, Georgia

January 13, 2017